UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 169TH MEETING OF THE BOARD OF

DIRECTORS HELD ON FEBRUARY 23, 2011

1. DATE, TIME AND PLACE: On February 23 (twenty three) of 2011, at 10 a.m. at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, State of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors ("Board") and the majority of the members of the Board of Executive Officers.

4. CHAIR: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. SUBJECTS AND RESOLUTIONS:

The reading of the Agenda, already known to all present, was waived. It was resolved that the minutes of this meeting would be drawn up in summary form, offering the right of submission of statements and dissent, to be filed at the Company's headquarters, and publication in summary form was approved without the signatures of the Members.

It also was registered that the votes of the Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the topics on the Agenda were examined, the subjects at issue were discussed and the following resolutions were taken:

(i)        Cognizance was taken of the work plan and the statements of the Board Advisory Committees and Commissions for the month of February;

(ii)      Cognizance was taken of the highlights for the month of January and the material facts reported by the CEO;

(iii)     Approved, by unanimous vote of the members present, the minutes of the 166th, 167th and 168th Meetings of the Board held on 01.26.2011 and 02.16.2011;

(iv)     Approved, by unanimous vote of the members present, and as controlling shareholder of CPFL Comercialização Brasil S.A. ("CPFL Brasil"), based on items "p" and "r" of Article 18 of the Company's Bylaws and conditions of Board of Executive Officers Resolution No. 2011022 of CPFL Brasil, the realization of the electric energy cogeneration project. It was noted that the Project Evaluation Commission previously had reviewed this matter;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

(v)      Approved, by unanimous vote, pursuant to item "u" of Article 18 of the Bylaws of the Company and the terms of Board of Executive Officers Resolution No. 2011012, the furnishing of a guarantee by the Company in the form of a surety or sureties, for funding to be contracted by subsidiaries Companhia Paulista de Força e Luz ("CPFL Paulista"), Companhia Piratininga de Força e Luz ("CPFL Piratininga"), Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz"), Companhia Sul Paulista de Energia ("CPFL Sul Paulista"), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia ("CPFL Jaguari"), Companhia Luz e Força de Mococa ("CPFL Mococa") and Rio Grande Energia S.A. ("RGE" and, together with the others, the "Subsidiaries"), with Banco do Brasil S.A. ("Banco do Brasil"), totaling up to R$ 287,200,000.00 (two hundred eighty-seven million and two hundred thousand reais), whose terms and features are described in the respective Board of Executive Officers Resolutions Nos. 2011026, 2011027, 2011022, 2011019, 2011019, 2011020, 2011018 and 20111857, recommending a favorable vote for approval of such financing from the Banco do Brasil by the Management Bodies of the aforementioned Subsidiaries;

The Board members took cognizance that Messrs. Robson Rocha and Ricardo Carvalho Giambroni abstained from voting on this matter, which was previously submitted to the Related Parties Committee, because it is a related party transaction with the shareholder BB Carteira Livre I Fundo de Investimento em Ações ("BB CL I"); and

(vi)     Recommended to the Company's representatives on the Boards of the subsidiary companies to vote the approval of the following matters: (a) CPFL Geração de Energia S.A. ("CPFL Geração"): (i) CONTRACTING THE REFINANCING OF DEBT ARISING FROM THE OPERATION OF A BANK CREDIT NOTE, WITH BANCO ITAÚ BBA S.A. - Exec. Bd. Res. No. 2011017 and (ii) ACQUISITION OF SPCs FOR FUTURE CONSTRUCTION OF WIND PARKS - Exec. Bd. Res. No. 2011018 (b) CPFL Paulista and RGE: CONTRACTING OF A COMPANY FOR EXECUTION OF CONSTRUCTION AND EXPANSION OF SUBSTATIONS AND SUPPLY OF POWER TRANSFORMERS FOR TECHNICAL RESERVES - Exec. Bd. Res. Nos. 2011027 and 20111856.

6. CLOSURE: There being no further business on the agenda, the meeting was adjourned, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary. Murilo Passos, Robson Rocha, Francisco Caprino Neto, Claudio Palaia, Ricardo Giambroni, Martin Glogowsky, Ana Novaes and Gisélia Silva, Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 10, 2011

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.